UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

GRAPHIC PACKAGING HOLDING COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

388689 101

(CUSIP Number)

Clayton, Dubilier & Rice Fund V Limited Partnership

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

Copy to:

Paul S. Bird, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 388689 101

1.	Names of Reporting Persons Clayton, Dubilier & Rice Fund V Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 14,118,071 Shares (see Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 14,118,071 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,118,071 Shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.05% (1)

14.	Type of Reporting Person PN

(1)   Based on 348,568,214 shares of common stock, par value $0.01 per share (“Shares”), of Graphic Packaging Holding Company, a Delaware corporation  (“Graphic Packaging” or the “Issuer”), outstanding on July 31, 2013.

CUSIP No. 388689 101

1.	Names of Reporting Persons CD&R Associates V Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 14,118,071 Shares (see Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 14,118,071 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,118,071 Shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.05% (1)

14.	Type of Reporting Person PN

(1) Based on 348,568,214 Shares of Graphic Packaging outstanding on July 31, 2013.

CUSIP No. 388689 101

1.	Names of Reporting Persons CD&R Investment Associates II, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 14,118,071 Shares (see Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 14,118,071 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,118,071 Shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.05% (1)

14.	Type of Reporting Person CO

(1) Based on 348,568,214 Shares of Graphic Packaging outstanding on July 31, 2013.

CUSIP No. 388689 101

1.	Names of Reporting Persons CD&R Investment Associates, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 14,118,071 Shares (see Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 14,118,071 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,118,071 Shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.05% (1)

14.	Type of Reporting Person CO

(1) Based on 348,568,214 Shares of Graphic Packaging outstanding on July 31, 2013.

CUSIP No. 388689 101

1.	Names of Reporting Persons CD&R Cayman Investment Associates, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 14,118,071 Shares (see Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 14,118,071 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,118,071 Shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.05% (1)

14.	Type of Reporting Person CO

(1) Based on 348,568,214 Shares of Graphic Packaging outstanding on July 31, 2013.

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) to the Statement on Schedule 13D, initially filed on March 20, 2008, as amended by Amendment No. 1, filed on December 20, 2012, and Amendment No. 2, filed on March 27, 2013 (the “Statement”), relates to the beneficial ownership of the Shares of Graphic Packaging. This Amendment No. 3 is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Amendment No. 3. Information in respect of each Reporting Person is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 2.  Identity and Background

Item 2 of the Statement is amended as follows:

This Amendment No. 3 is being filed by the following Reporting Persons: (i) Clayton, Dubilier & Rice Fund V Limited Partnership, a Cayman Islands exempted limited partnership (“CDR Fund V”), (ii) CD&R Associates V Limited Partnership, a Cayman Islands exempted limited partnership (“Associates V”), (iii) CD&R Investment Associates II, Inc., a Cayman Islands exempted company (“Associates II”), (iv) CD&R Investments Associates, Inc., a Delaware corporation (“Associates Inc.”) and (v) CD&R Cayman Investment Associates, Inc., a Cayman Island corporation (“Associates Cayman Inc.”).

CDR Fund V is a private investment fund that invests in equity and equity related securities.  Associates V is the general partner of CDR Fund V.  Associates II is the managing general partner of Associates V.  Associates Inc. and Associates Cayman Inc. are general partners of Associates V.

The principal offices of CDR Fund V, Associates V, Associates II, Associates Inc. and Associates Cayman Inc. are located at c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, NY, 10152.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting  Persons, any of the persons listed on Schedule A hereto) (i) has been convicted in any criminal proceeding (excluding  traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a  result  of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 3 is attached as Exhibit 1.1 hereto.

Item 4.  Purpose of Transaction

Item 4 of the Statement is amended by inserting the following information:

Pursuant to an Underwriting Agreement, dated May 30, 2013 (the “May Underwriting Agreement”), among Graphic Packaging, CDR Fund V and the other Selling Stockholders named therein (collectively, the “Selling Stockholders”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. (together, the “Underwriters), on June 5, 2013, CDR Fund V sold 1,963,228 Shares of Graphic Packaging to the Underwriters at a price of $7.73 per Share in a registered offering.

Pursuant to the May Underwriting Agreement, CDR Fund V agreed with the Underwriters, not to offer or sell, dispose of or hedge, directly or indirectly, any common stock without the permission of the Underwriters for a period of 45 days from May 30, 2013, subject to certain exceptions and automatic extension in certain circumstances.

The foregoing description of the May Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 7.1 hereto and is incorporated herein by reference.

Pursuant to an Underwriting Agreement, dated August 7, 2013 (the “August Underwriting Agreement”), among Graphic Packaging, CDR Fund V and the other Selling Stockholders and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. (together, the

“Underwriters”), on August 13, 2013, CDR Fund V sold 3,750,000 Shares of Graphic Packaging to the Underwriters at a price of $8.45 per Share in a registered offering.

Pursuant to the August Underwriting Agreement, CDR Fund V agreed with the Underwriters, not to offer or sell, dispose of or hedge, directly or indirectly, any common stock without the permission of the Underwriters for a period of 45 days from August 7, 2013, subject to certain exceptions and automatic extension in certain circumstances.

The foregoing description of the August Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 7.2 hereto and is incorporated herein by reference.

Except as described in this Item 4 and Item 6 of this Amendment No. 3 which are incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

(a)-(b)

As of the date hereof (and after giving effect to sale of the Shares of Graphic Packaging in the Secondary Offering), each of the Reporting Persons beneficially owns the number and percentage of Shares of Graphic Packaging then issued and outstanding listed opposite its name:

Reporting Person	Amount Beneficially Owned		Percent of Class(1)
Clayton, Dubilier & Rice Fund V Limited Partnership	14,118,071		4.05%
CD&R Associates V Limited Partnership	0	(2)	0.0%
CD&R Investment Associates II, Inc.	0	(2)	0.0%
CD&R Investment Associates, Inc.	0	(2)	0.0%
CD&R Cayman Investment Associates, Inc.	0	(2)	0.0%

(1) Based on 348,568,214 Shares of Graphic Packaging outstanding on July 15, 2013.

(2) CDR Fund V is a limited partnership of which Associates V is its general partner, of which Associates II is its managing general partner. Each of Associates V, Associates II, Associates Inc. and Associates Cayman Inc. expressly disclaims beneficial ownership of the Shares held by CDR Fund V.

(b)

In addition to the description set forth above in this Item 5, see the cover pages of this Amendment No. 3 for indications of the respective voting powers and disposition powers of the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

Item 7.  Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1.1	Joint Filing Agreement, dated August 13, 2013 by and among the Reporting Persons.
7.1

Underwriting Agreement, dated May 30, 2013, among Graphic Packaging, the Selling Stockholders and the Underwriters (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 5, 2013

7.2

Underwriting Agreement, dated August 7, 2013, among Graphic Packaging, the Selling Stockholders and the Underwriters (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 13, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

CLAYTON, DUBILIER & RICE FUND V LIMITED PARTNERSHIP

By:	CD&R Associates V Limited Partnership,
its general partner

By:	CD&R Investment Associates II, Inc.,
its managing general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES V LIMITED PARTNERSHIP

By:	CD&R Investment Associates II, Inc.,
its managing general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES II, INC.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES, INC.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R CAYMAN INVESTMENT ASSOCIATES, INC.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

Dated August 13, 2013